           Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 16, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Re:	American Realty Capital Global Daily Net Asset Value Trust, Inc. Amendment No. 2 to Registration Statement on Form S-11 Filed March 28, 2012 File No. 333-177563

Dear Mr. McTiernan:

On behalf of our client, American Realty Capital Global Daily Net Asset Value Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated April 10, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on October 27, 2011 (No. 333-177563) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 7, 2011 and Amendment No. 2 to the Registration Statement filed by the Company with the Commission on March 28, 2012.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 has been filed by the Company today. In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3. All page number references in the Company’s responses are to page numbers in Amendment No. 3.

General

1.	Based on the disclosure throughout the prospectus, it appears that the value to be assigned to the property portfolio in any future disclosure of NAV per share will be attributed to the valuation expert. Consequently, please confirm that the valuation expert will file a consent with respect to this disclosure. If the property portfolio value is not intended to be attributed to the valuation expert, please revise the disclosure to clarify that the advisor is responsible for the value assigned to the property portfolio, explain in detail how the advisor will exercise its discretion in calculating the property value, and remove the reference to the valuation expert in the “Experts” section of the prospectus.

April 16, 2012

Please note that the valuations of the Company’s properties will be determined by the advisor, who will take into consideration the appraisals performed by the independent valuer. The disclosure has been revised to clarify the independent valuer’s and advisor’s roles in valuing the Company’s properties and to remove the reference to the independent valuer in the “Experts” section.

Management’s Discussion and Analysis …, page 139

Liquidity and Capital Resources, page 139

2.	We have considered your revisions in response to comment 13. Please expand your discussion to also disclose the amount of organizational and offering costs incurred/paid on your behalf subsequent to December 31, 2011, if material.

The disclosure has been revised as requested.

Statement of Cash Flows, page F-6

3.	The amount presented for deferred offering costs paid directly by affiliates is inconsistent with the amount disclosed within Note 3 on page F-12. Please clarify and revise, as necessary.

Please note that the amount of accrued expenses payable to affiliates of $170,415 under Note 3 is the sum of the line items “Proceeds from affiliates” (in the amount of $80,040) and “Deferred offering costs paid directly by affiliates” (in the amount of $90,375) in the Statement of Cash Flows. Proceeds from affiliates represents funds from affiliates which the Company used to pay offering costs, and Deferred offering costs paid directly by affiliates represents credit the Company was allowed to apply to SEC, FINRA and Blue Sky fees, which were originally paid for by ARC — Northcliffe Income Properties, Inc., whose registration statement on Form S-11 was withdrawn on October 27, 2011.

April 16, 2012

Note 2 – Summary of Significant Accounting Policies, page F-8

4.	Please expand to include your accounting policy for organizational costs. Reference is made to paragraph 720-15-25-1 of FASB Accounting Standards Codification which indicates organizational costs should be expensed as incurred.

The disclosure has been revised as requested.

Table III – Operating Results of Public Program Properties, page A-8

5.	We note your disclosure in footnote (5) indicating that the Federal tax results for the year ended December 31, 2011 is not available as of the date of the filing. Please update this information after April 15, 2012; to the extent necessary, include estimated information along with a footnote noting the source of the data and whether the data is subject to adjustment.

Please note that no such information is currently available as each of the programs has filed for an extension of time to file its tax return by September 15, 2012, and the footnote has been revised accordingly.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.